BRIAN F. LEAF

+1 703 456 8053

bleaf@cooley.com

October 6, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	J. Nolan McWilliams

Donald E. Field

Aamira Chaudhry

Jean Yu

RE:	ERYTECH Pharma S.A.

Amendment No. 4 to

Draft Registration Statement on Form F-1

Submitted July 10, 2017

CIK No. 0001624422

Ladies and Gentlemen:

On behalf of ERYTECH Pharma S.A. (the “Company”), we are submitting this letter in response to a letter dated August 2, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to its confidential draft registration statement on Form F-1 submitted to the Commission on July 10, 2017 (the “Draft Registration Statement No. 4”). The Company is concurrently publicly filing its Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments. In addition to submitting this letter via EDGAR, we are also sending the Staff a hard copy of this letter, the Registration Statement and a version of the Registration Statement that is marked to show changes to the Draft Registration Statement No. 4.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Unless otherwise indicated, page references in the Staff’s comments refer to Draft Registration Statement No. 4, and page references in the responses refer to the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

COOLEY LLP    ONE FREEDOM SQUARE    RESTON TOWN CENTER    11951 FREEDOM DRIVE    RESTON, VA    20190-5656

T: (703) 456-8000 F: (703) 456-8100 COOLEY.COM

U.S. Securities and Exchange Commission October 6, 2017 Page Two

MATERIAL UNITED STATES FEDERAL INCOME AND FRENCH TAX CONSIDERATIONS

French Tax Considerations, page 157

1.	Please refer to the last paragraph of this section. Please revise to clarify that the tax summary discusses all material French federal income tax consequences. In this regard, please delete the language that this is a “general” summary.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 165 of the Registration Statement in response to the Staff’s comment.

***

Please contact me at (703) 456-8053 or Marc Recht of Cooley LLP at (617) 937-2316 with any questions or further comments regarding the enclosed matters or our response to the Staff’s comments.

Sincerely,

/s/ Brian F. Leaf

Brian F. Leaf

Enclosures

cc:	Gil Beyen, Chief Executive Officer, ERYTECH Pharma S.A.

Eric Soyer, Chief Financial Officer, ERYTECH Pharma S.A.

Marc A. Recht, Cooley LLP

Divakar Gupta, Cooley LLP

Courtney T. Thorne, Cooley LLP

Eric Blanchard, Covington & Burling LLP

COOLEY LLP    ONE FREEDOM SQUARE    RESTON TOWN CENTER    11951 FREEDOM DRIVE    RESTON, VA    20190-5656

T: (703) 456-8000 F: (703) 456-8100 COOLEY.COM